UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-11609 CUSIP NUMBER

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

☐ Form N-CSR

For Period Ended: July 30, 2005

☐ Transition report on Form 10-K

☐ Transition report on Form 20-F

☐ Transition report on Form 11-K

☐ Transition report on Form 10-Q

☐ Transition report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

                                           Toys “R” Us, Inc.

Full name of Registrant

                                                      N/A

Former name if Applicable

                                          One Geoffrey Way

Address of Principal Executive Office (Street and Number)

                                   Wayne, New Jersey 07470

City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a).	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b).	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c).	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1344 (03-05)

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Toys “R” Us, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2005 (the “Form 10-Q”), within the prescribed time period without unreasonable effort or expense, because the merger and recapitalization of the Company (the “Merger”) was consummated on July 21, 2005, which was nine days prior to the end of the quarter. As a result of the Merger and the complex accounting issues associated therewith, the Company has not been able to complete its financial statements for the fiscal quarter ended July 30, 2005. The Form 10-Q, which was due to be filed on September 8, 2005, is expected to be filed prior to or on September 13, 2005. The Company is filing this report for a five day extension, from September 8, 2005 to September 13, 2005, for filing its Form 10-Q.

The consummation of the Merger was previously reported on the Company’s Current Report on Form 8-K filed on July 27, 2005.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raymond L. Arthur (Name)	973 (Area Code)	617-3500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Merger, the Company incurred approximately $362 million of transaction costs relating to financing fees, sponsor fees, advisory fees and expenses, consulting fees and other fees and expenses. The Company is still gathering the necessary documentation in order to determine which portion of these costs will be expensed in the fiscal quarter ended July 30, 2005. In addition, the Company recorded approximately $258 million of compensation and compensation-related expenses resulting from the Merger, primarily relating to the cashing out of vested and unvested stock options and restricted stock. These charges negatively impacted the results of operations for the fiscal quarter and twenty-six weeks ended July 30, 2005.

This Notification of Late Filing on Form 12b-25 contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. All statements herein that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases such as “anticipate,” “estimate,” “plan,” “expect,” “believe,” “intend,” “will,” “may,” and similar words or phrases. These statements discuss, among other things, the timing of the completion and filing of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2005 and the Company’s expected results of operations for the fiscal quarter and twenty-six weeks ended July 30, 2005. These statements are subject to risks, uncertainties and other factors, including, among others, risks, uncertainties and factors set forth in the Company’s reports and documents filed with the Securities and Exchange Commission (which reports and documents should be read in conjunction with this Notification of Late Filing on Form 12b-25). We believe that all forward-looking statements are based upon reasonable assumptions when made; however, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in forward-looking statements.

Toys “R” Us, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 9, 2005	By:	/s/ Raymond L. Arthur
Raymond L. Arthur
Executive Vice President-Chief Financial Officer